UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 10, 2025

Enfusion, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40949	87-1268462
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 South Clark Street, Suite 750, Chicago, Illinois	60603
(Address of principal executive offices)	(Zip Code)

(312) 253-9800

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	ENFN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 – Other Events.

On March 20, 2025, Enfusion, Inc. (the “Company” or “Enfusion”) filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus which was supplemented by Supplement No. 1 thereto filed with the SEC on March 31, 2025 (as supplemented, the “Definitive Proxy Statement/Prospectus”) with respect to the special meeting of the Enfusion stockholders scheduled to be held on April 17, 2025 to, among other things, vote on a proposal to approve the previously announced acquisition of Enfusion by Clearwater Analytics Holdings, Inc., a Delaware corporation (“Parent” or “Clearwater”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 10, 2025, by and among Enfusion, Enfusion Ltd. LLC (Enfusion Opco”), a Delaware limited liability company and subsidiary of the Company, Clearwater, Poseidon Acquirer, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent, Poseidon Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and wholly-owned subsidiary of Parent, and Poseidon Merger Sub II, LLC (“Merger Sub II”), a Delaware limited liability company and an indirect subsidiary of Parent, pursuant to which, (i) Merger Sub II will merge with and into Enfusion OpCo (the “LLC Merger”), with Enfusion OpCo surviving the LLC Merger as an indirect subsidiary of Clearwater, (ii) Merger Sub will merge with and into Enfusion (the “Merger”), with Enfusion surviving the Merger as a direct, wholly-owned subsidiary of Clearwater (the “Surviving Corporation”), and (iii) subject to satisfaction of certain conditions in the Merger Agreement, the Surviving Corporation will merge with and into Acquirer (the “Second Merger” and, together with the Merger, the “Corporate Mergers” and the Corporate Mergers, together with the LLC Merger, the “Mergers”), with Acquirer surviving the Second Merger as a direct, wholly-owned subsidiary of Clearwater. If the Second Merger does not occur, references to the “Mergers” herein will mean the Merger and the LLC Merger. Clearwater filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on February 11, 2025, which included a preliminary proxy statement/prospectus with respect to the special meeting of Enfusion stockholders and was declared effective by the SEC on March 12, 2025.

Two complaints have been filed as individual actions in the Supreme Court of the State of New York, County of New York . The complaints are captioned as follows: Scott v. Enfusion, Inc. et al., No. 652094/2025 (N.Y. Sup. Ct.) and Ballard v. Enfusion, Inc. et al., No. 652130/2025 (N.Y. Sup. Ct.) (collectively, the “Complaints”). The Complaints generally allege that the proxy statement/prospectus misrepresents and/or omits certain purportedly material information. The Complaints assert claims under New York common law for negligent misrepresentation and concealment and negligence against Enfusion and the members of the Enfusion board of directors. The Complaints seek, among other things, to enjoin the consummation of the Mergers, damages if the Mergers are consummated, and attorneys’ fees.

In addition, the Company has received demand letters from fourteen purported stockholders of the Company (the “Demands”, and together with the Complaints, the “Matters”) alleging similar deficiencies regarding the disclosures made in the Definitive Proxy Statement/Prospectus, and seeking additional disclosures to address those purported deficiencies.

While Enfusion believes that the disclosures set forth in the Definitive Proxy Statement/Prospectus comply fully with all applicable law and denies the allegations in the Matters described above, in order to moot the plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, Enfusion has determined voluntarily to supplement certain disclosures in the Definitive Proxy Statement/Prospectus related to the plaintiffs’ claims, as well as certain updated disclosures relating to tax matters in connection with the Mergers, with the supplemental disclosures set forth below (the “Supplemental Disclosures”). These Supplemental Disclosures should be read in conjunction with the rest of the Definitive Proxy Statement/Prospectus, which is available at the SEC’s website, www.sec.gov, and which Enfusion urges you to read in its entirety. Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Enfusion and the other named defendants specifically deny all allegations in the complaints, including the allegations that any additional disclosure was or is required or material.

To the extent that the information set forth herein differs from or updates information contained in the Definitive Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Definitive Proxy Statement/Prospectus. All references to sections and subsections herein are references to the corresponding sections or subsections in the Definitive Proxy Statement/Prospectus, all page references are to pages in the Definitive Proxy Statement/Prospectus, and terms used herein, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement/Prospectus. Unless stated otherwise, the new text in the Supplemental Disclosures is in boldface to highlight the supplemental information being disclosed.

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS

The disclosure under the heading “The Transactions—Certain Financial Projections Utilized by the Special Committee and the Enfusion Board” is hereby amended and supplemented by adding the rows below to the table on page 87 of the Definitive Proxy Statement/Prospectus (with the boldface text below indicating the additional rows):

10 Year Profit & Loss (Amounts in millions)
	Q4 2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Revenue	$53	$245	$303	$376	$461	$555	$652	$746	$831	$901	$950
Adjusted EBITDA(1)	$12	$58	$81	$113	$148	$189	$228	$269	$308	$343	$370
Adjusted EBIT	$5	$18	$37	$63	$88	$120	$153	$189	$222	$251	$273
NOPAT	$4	$14	$28	$47	$66	$90	$114	$142	$167	$189	$205
Unlevered Free Cash Flow(2)	$1	$4	$16	$32	$50	$72	$97	$125	$150	$173	$191

The disclosure under the heading “The Transactions—Certain Financial Projections Utilized by the Special Committee and the Enfusion Board” is hereby amended and supplemented by including the text below in the second to last paragraph that begins on page 86 of the Definitive Proxy Statement/Prospectus (with the boldface text below indicating additional language):

In connection with the Special Committee’s review of strategic alternatives, however, Enfusion management in September and October 2024 prepared unaudited non-public prospective financial forecasts for Enfusion, on a standalone basis without giving effect to the Transactions, for the fourth quarter of 2024 through the end of 2034 (the “Financial Projections” or the “Projections” and, together with the Tax Receivables Projections and Tax Attribute Projections (each as defined below), the “Management Projections”). The Special Committee and the Company did not receive prospective financial forecasts from Clearwater, and saw the public guidance disclosed by Clearwater and analysts’ street consensus.

The disclosure under the heading “The Transactions—Background of the Transactions” is hereby amended and supplemented by including the text below to the third paragraph that begins on page 61 of the Definitive Proxy Statement/Prospectus (with the boldface text below indicating additional language):

On September 13, 2024, the Special Committee held a meeting with representatives of Dechert in attendance . . . The Special Committee also determined that the chair of the Special Committee, Mr. Michael Spellacy, should serve as a liaison between the Special Committee and Enfusion management for any administrative matters that would require expeditious action by the Special Committee. The Special Committee directed representatives of Dechert to update the Management Guidelines accordingly.

The disclosure under the heading “The Transactions—Background of the Transactions” is hereby amended and supplemented by including the text below to the last paragraph that begins on page 69 and carries over to page 70 of the Definitive Proxy Statement/Prospectus (with the boldface text below indicating additional language):

On December 19, 2024, Clearwater submitted a written non-binding indication of interest to acquire 100% of the outstanding capital stock of Enfusion for $11.75 per share, approximately 61% of which to be paid in cash and 39% to be paid in Clearwater Common Stock, assuming that Clearwater would pay no more than $50 million to terminate the TRA and that any additional waived value beyond such amount would accrue to the benefit of Enfusion Stockholders on a dollar-for-dollar basis. Based on the information available to it, the Special Committee determined that this indication of interest equated to a per share price of approximately $11.09 if no portion of the TRA was waived. This proposed price of $11.0 implied a premium to the Unaffected Price of approximately 29.7% (the “Clearwater December 19 Proposal”). The Clearwater December 19 Proposal noted that Clearwater expected voting and support agreements to be entered into at signing by certain of Enfusion’s stockholders. The Clearwater December 19 Proposal also noted that Clearwater expected to complete legal and business due diligence with respect to, among other topics, additional details on the Company's financial performance and understanding whether Company management intends to continue with the Company after closing of a potential transaction with Clearwater.

The disclosure under the heading “The Transactions—Background of the Transactions” is hereby amended and supplemented by including the text below to the second paragraph that begins on page 72 of the Definitive Proxy Statement/Prospectus (with the boldface text below indicating additional language):

On December 26, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the most recent interactions with each of Clearwater and the Party E Consortium. Representatives of Dechert briefed the Special Committee on the status of the transaction documentation and issues raised by each of Clearwater and the Party E Consortium. Representatives of Goldman Sachs also explained that the Clearwater offer was not contingent on any particular members of management agreeing to remain with the Company following Closing, but stated that it was Goldman Sach’s view that Clearwater might lose interest in a potential transaction if Clearwater learned that several key members of management did not intend to remain with the Company following Closing. The Special Committee and representatives of Goldman Sachs discussed how representatives of Goldman Sachs could work with management to ensure the Special Committee’s directions for management with respect to messaging at any meetings between Clearwater and management were carried out, and that such meetings between management and Clearwater would be chaperoned by Goldman Sachs. The Special Committee authorized Dechert to engage Abrams & Bayliss LLP as outside Delaware counsel to the Special Committee.

The disclosure under the heading “The Transactions—Background of the Transactions” is hereby amended and supplemented by including the text below to the last paragraph that begins on page 72 and carries over to page 73 of the Definitive Proxy Statement/Prospectus (with the boldface text below indicating additional language):

On December 28, 2024, the Special Committee held a meeting with representatives of Dechert and Goldman Sachs in attendance. Representatives of Goldman Sachs briefed the Special Committee on the status of the strategic transaction process, including the most recent interactions with each of Clearwater and the Party E Consortium. Representatives of Dechert briefed the Special Committee on the status of the transaction documentation and issues raised by Clearwater. The Special Committee also discussed the potential synergies of a Clearwater transaction, including the possibility that the Company and Clearwater together could offer a competitive business product that could further increase Clearwater’s stock performance. The Special Committee determined that representatives of Goldman Sachs should continue to negotiate to increase the ratio of cash and Clearwater Common Stock payable to Enfusion Stockholders in a potential transaction with Clearwater and that representatives of Goldman Sachs should convey to Clearwater that any stock component of the transaction consideration should be subject to a fixed value collar.

The disclosure under the heading “The Transactions—Opinion of the Special Committee's Financial Advisor—Summary of Goldman Sachs’ Financial Analyses—Illustrative Discounted Cash Flow Analysis” is hereby amended and supplemented by including the text below in the second paragraph on page 93 of the Definitive Proxy Statement/Prospectus (with the boldface text below indicating additional language):

Goldman Sachs derived a range of illustrative enterprise values for Enfusion by adding the ranges of present values it derived as described above. Goldman Sachs then added to the range of illustrative enterprise values it derived for Enfusion the amount of Enfusion’s net cash of $48.2 million as of September 30, 2024, and the projected net impact from tax assets and related obligations of the Company of $26 million as reflected in the Tax Receivables Projections and the Tax Attribute Projections, in each case, as provided by the management of Enfusion and approved for Goldman Sachs’ use by the Special Committee, to derive a range of illustrative equity values for Enfusion. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Enfusion of 132.2 million as of January 7, 2025, as provided by the management of Enfusion and approved for Goldman Sachs’ use by the Special Committee, to derive a range of illustrative present values per share of Enfusion Common Stock, rounded to the nearest $0.10, of $7.80 to $11.90.

The disclosure under the heading “The Transactions—Opinion of the Special Committee's Financial Advisor—Summary of Goldman Sachs’ Financial Analyses—Illustrative Present Value of Future Share Price Analysis” is hereby amended and supplemented by including the text below to the fourth paragraph on page 93 of the Definitive Proxy Statement/Prospectus (with the boldface text below indicating additional language):

Goldman Sachs then added the amount of Enfusion’s net cash of $82.1 million, $124.5 million and $184.4 million as of December 31, 2025, 2026 and 2027, respectively, each as provided by the management of Enfusion and approved for Goldman Sachs’ use by the management of Enfusion, to the range of implied enterprise values to derive a range of illustrative equity values as of December 31, 2025, 2026 and 2027. Goldman Sachs then divided these implied equity values by 134.8 million, 137.5 million and 140.3 million projected fully diluted outstanding shares of Enfusion as of December 31, 2025, 2026 and 2027, respectively, as provided by management of Enfusion approved for Goldman Sachs’ use by the Special Committee, to derive a range of implied future equity values per share of Enfusion Common Stock. Goldman Sachs then discounted these implied equity values per share to September 30, 2024, using an illustrative discount rate of 12.6%, reflecting an estimate of Enfusion’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for Enfusion, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Enfusion Common Stock, rounded to the nearest $0.10, of $7.30 to $13.20.

The disclosure under the heading “The Transactions—Opinion of the Special Committee's Financial Advisor—Summary of Goldman Sachs’ Financial Analyses— Selected Precedent Transactions Analysis” is hereby amended and supplemented by adding the column below to the table on page 94 of the Definitive Proxy Statement/Prospectus (with the boldface text below indicating additional language).

The following table presents the results of this analysis:

Announcement Date	Selected Precedent Transactions		EV/NTM Revenue
	Target	Acquiror		Transaction Value ($bn)
June 2021	Cloudera, Inc.	Clayton, Dubilier & Rice, LLC & Kohlberg Kravis Roberts & Co. L.P.	5.2x	$4.9
March 2023	Qualtrics International Inc.	Silver Lake Partners & Canada Pension Plan Investment Board	7.1x	$11.7
April 2023	Simcorp A/S	Deutsche Borse AG	6.6x	$4.3
July 2023	New Relic, Inc.	Francisco Partners Management, L.P. and TPG Capital Management, L.P.	5.8x	$6.1
August 2023	SUSE S.A.	EQT AB	4.9x	$3.5
December 2023	Alteryx, Inc.	Clearlake Capital Group, L.P. & Insight Partners	4.3x	$4.4
June 2024	PowerSchool Holdings, Inc.	Bain Capital, LLC	7.8x	$6.3
July 2024	Instructure, Inc.	KKR & Co. Inc.	6.9x	$4.7
July 2024	Envestnet, Inc.	Bain Capital, LLC	4.9x	$4.4
September 2024	Smartsheet Inc.	Blackstone Inc. & Vista Equity Partners	6.9x	$8.3
October 2024	Zuora, Inc.	Silver Lake Partners & GIC Pte Ltd.	3.2x	$1.5

The disclosure under the heading “The Transactions—Opinion of the Special Committee's Financial Advisor—Summary of Goldman Sachs’ Financial Analyses—Selected Precedent Transactions Analysis” is hereby amended and supplemented by including the text below to the second-to-last paragraph that begins on page 94 of the Definitive Proxy Statement/Prospectus (with the boldface text below indicating additional language):

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment and experience, Goldman Sachs applied a reference range of EV/NTM revenue multiples of 5.0x to 7.0x to Enfusion’s estimated NTM revenue for the quarter ended December 31, 2024, as provided by the management of Enfusion and approved for Goldman Sachs’ use by the Special Committee, as reflected in the Forecasts, to derive a range of implied enterprise values for Enfusion. Goldman Sachs then added the net cash of Enfusion of $48.2 million as of September 30, 2024, as provided by the management of Enfusion and approved for Goldman Sachs’ use by the Special Committee, to derive a range of illustrative equity values for Enfusion. Goldman Sachs divided the results by 132.4 million fully diluted outstanding shares of Enfusion Common Stock as of January 7, 2025, as provided by management of Enfusion and approved for Goldman Sachs’ use by the Special Committee, to derive a range of implied values per share of Enfusion Common Stock, rounded to the nearest $0.10, of $9.10 to $12.60.

The disclosure under the heading “Material U.S. Federal Income Tax Consequences of the Corporate Mergers— U.S. federal income tax consequences of the Merger (and, if completed, the Second Merger) to U.S. Holders” is hereby amended and supplemented by adding the below standalone paragraph directly below such heading on page 104 of the Definitive Proxy Statement/Prospectus.

As of the date of this supplement to the Proxy Statement/Prospectus, the value of Clearwater Common Stock has declined below $25.0133.  This decline in the value of Clearwater Common Stock from its value as of the last day prior to the execution of the Merger Agreement on January 10, 2025 could potentially cause the “continuity of interest” requirement described under “—Qualification of the Corporate Mergers, taken together, as a ‘reorganization’” to not be satisfied.  In such case, Tax Counsel has advised they would be unable to deliver the Opinions.  If Tax Counsel is unable to deliver the Opinions, the Second Merger Conditions would not be satisfied, and Clearwater and Acquirer would not intend to complete the Second Merger, consistent with Sections 2.02(b), 2.02(e), 6.16(b)(ii) and 7.01(e) of the Merger Agreement.  As discussed below under “—Tax consequences to U.S. Holders if the Corporate Mergers would fail to qualify as a ‘reorganization’ and the Second Merger is not completed”, in such event, receipt of the Merger Consideration in exchange for Enfusion Common Stock in the Merger would be a taxable transaction to holders of Enfusion Common Stock for U.S. federal income tax purposes.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Additional Information and Where to Find It

In connection with the acquisition, Clearwater has filed with the SEC a Registration Statement to register the shares of Clearwater’s common stock to be issued pursuant to the acquisition. The Registration Statement was declared effective by the SEC on March 12, 2025 and Enfusion and Clearwater filed a definitive Proxy Statement/Prospectus on March 20, 2025. The Proxy Statement/Prospectus was mailed, on or about March 20, 2025, to Enfusion shareholders of record as of March 20, 2025. Each of Clearwater and Enfusion may also file other documents with the SEC regarding the acquisition. This Current Report on Form 8-K is not a substitute for the Proxy Statement/Prospectus or any other document which Clearwater or Enfusion may file with the SEC in connection with the acquisition. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus, and other relevant documents filed by Clearwater and Enfusion with the SEC (if and when available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Clearwater, including the Proxy Statement/Prospectus are also available free of charge from Clearwater’s website at investors.clearwateranalytics.com/overview. Copies of documents filed with the SEC by Enfusion, including the Proxy Statement/Prospectus are also available free of charge from Enfusion’s website at ir.enfusion.com.

Participants in the Solicitation

Clearwater, Enfusion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about Clearwater’s directors and executive officers is available in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 26, 2025, the amendment to Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 7, 2025, and in the Proxy Statement/Prospectus. Information about the directors and executive officers of Enfusion is available in its Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 3, 2025, its definitive proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024, and in the Proxy Statement/Prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by Clearwater and Enfusion will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by Clearwater, including the Proxy Statement/Prospectus are available free of charge from Clearwater’s website at investors.clearwateranalytics.com/overview, and copies of documents filed with the SEC by Enfusion, including the Proxy Statement/Prospectus are available free of charge from Enfusion’s website at ir.enfusion.com.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs and assumptions of Clearwater’s and Enfusion’s management and on information currently available to them. Forward-looking statements include information concerning the following factors in reference to Clearwater and/or Enfusion: the timing of the consummation of the acquisition and the ability to satisfy closing conditions, possible or assumed future results of operations, possible or assumed performance, business strategies, technology developments, financing and investment plans, competitive position, industry, economic and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “aim,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms, but are not the exclusive means of identifying such statements.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are beyond Clearwater’s and Enfusion’s control, that may cause their actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to successfully close the acquisition, Clearwater’s ability to successfully integrate the operations and technology of Enfusion with those of Clearwater, retain and incentivize the employees of Enfusion following the close of the acquisition, retain Enfusion’s clients, repay debt to be incurred in connection with the Enfusion acquisition and meet financial covenants to be imposed in connection with such debt, risks that cost savings, synergies and growth from the acquisition may not be fully realized or may take longer to realize than expected, as well as other risks and uncertainties discussed under “Risk Factors” in Clearwater’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the US Securities and Exchange Commission (the “SEC”) on February 26, 2025 and in Enfusion’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 3, 2025, as well as in other periodic reports filed by Clearwater and Enfusion with the SEC. These filings are available at www.sec.gov and on Clearwater’s website, investors.clearwateranalytics.com, and Enfusion’s website, ir.enfusion.com. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent management’s beliefs and assumptions only as of the date of this Current Report on Form 8-K and should not be relied upon as representing Clearwater’s or Enfusion’s expectations or beliefs as of any date subsequent to the time they are made. Each of Clearwater and Enfusion does not undertake to and specifically declines any obligation to update any forward-looking statements that may be made from time to time by or on behalf of Clearwater or Enfusion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 10, 2025	ENFUSION, INC.

	By:	/s/ Matthew R. Campobasso
	Name:	Matthew R. Campobasso
	Title:	General Counsel